Exhibit 14.1

Amtech Group Code of Ethics and Business Conduct
“Integrity and Values”

Introduction

The Board of Directors of Amtech Systems, Inc. (together with its subsidiaries, “Amtech Group”) has adopted this Code of Ethics and Business Conduct (the “Code”) in order to:

•	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;
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promote full, fair, accurate, timely and understandable disclosure in reports and documents that Amtech Group files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by Amtech Group;

•	promote compliance with applicable governmental laws, rules and regulations;
•	promote the protection of Amtech Group assets, including corporate opportunities and confidential information;
•	promote fair dealing practices;
•	deter wrongdoing; and
•	ensure accountability for adherence to the Code.

If you have signed an agreement with Amtech Group (for example, a confidentiality agreement or a non-compete agreement) which contains provisions that are more restrictive than or otherwise in conflict with those included in this Code, the provisions of that agreement shall be applicable. From time to time, Amtech Group will issue more specific policies, such as those set forth in the Amtech Group’s employee handbooks, that will cover issues generally addressed in this Code.  In these cases, those other policies will take precedence over the general policy set forth in this Code.

All directors, officers and employees are required to be familiar with the Code, comply with its provisions and report any suspected violations as described below in Reporting and Enforcement.

Amtech Group has appointed the Chief Financial Officer as the Compliance Officer for this Policy.  If the Chief Financial Officer is unavailable, contact the Corporate Controller.  The duties of the Compliance Officer include, but are not limited to, the following:

•	assisting with implementation and enforcement of this Policy;
•	assisting with investigation and resolution of reports under this Policy;
•	circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with applicable laws and regulations;

Build Trust and Credibility

The success of our business is dependent on the trust and confidence we earn from our employees, customers, suppliers and shareholders. We gain credibility by adhering to our commitments, displaying honesty and integrity, and reaching company goals solely through honorable conduct. It is easy to say what we must do, but the proof is in our actions.

Each director, officer and employee must act with integrity and observe the highest ethical standards of business conduct in his or her dealings with Amtech Group’s customers, suppliers, partners, service providers, competitors, employees, directors and anyone else with whom he or she has contact in the course of performing his or her job.  When considering any action, it is wise to ask, “Will this build trust and credibility? Will it help create a working setting in which Amtech Group can succeed over the long term? Is the commitment I am making one I can follow through with?” The only way we will maximize trust and credibility is by answering “yes” to those questions and by working every day to build our trust and credibility.

Respect for the Individual

We all deserve to work in a setting where we are treated with dignity and respect and where we feel comfortable to speak our mind, particularly with respect to ethics. Amtech Group is committed to creating such an environment because it brings out the full potential in each of us, which, in turn, contributes directly to our business success.

Amtech Group is an equal opportunity employer and is committed to providing a workplace that is free of discrimination of all types from abusive, offensive or harassing behavior whether on or off premises, during and outside of working hours. Employees who feel harassed or discriminated against should report the incident to their manager or to human resources immediately, or contact the Ethics Hotline in the United States at 1-833-940-2879 or www.lighthouse-services.com/amtechsystems under the company name Amtech Systems.

Setting the Tone at the Top

All executives and managers have the responsibility for demonstrating the importance of this Code. Ethical behavior does not simply happen; it is the product of clear and direct communication of expectations, modeled from the top and demonstrated by example. To make our Code work, managers are responsible for promptly addressing ethical questions or concerns raised by employees or others and for taking the appropriate steps to deal with such issues. Managers should not consider employees’ ethics concerns as threats or challenges to their authority, but rather as another form of business communication. At Amtech Group, we want the ethics dialogue to become a natural part of daily work.

Uphold the Law

Amtech Group’s commitment to integrity begins with complying with laws, rules and regulations where we do business. Further, each of us must have an understanding of the company policies and regulations that apply to our specific roles. If we are unsure of whether a contemplated action is permitted by law or Amtech Group policy, we should seek advice from the Compliance Officer. We are responsible for preventing violations of law.

Because of the nature of our business, some legal requirements warrant specific mention here.

Insider Trading

No director, officer, or employee may purchase or sell any Amtech Group securities while in possession of material non-public information regarding Amtech Group, nor may any director, officer or employee purchase or sell another company’s securities while in possession of material non-public information regarding that company. All non-public information about Amtech Group should be considered confidential proprietary information and should never be used for personal gain.

It is against Amtech Group policies and illegal for any director, officer or employee to use material non-public information regarding Amtech Group or any other company to: obtain profit for himself or herself; or directly or indirectly “tip” others who might make an investment decision on the basis of that information. “Material information” is any information which could reasonably be expected to affect the price of a stock and would be considered important by investors in deciding whether to buy, sell or hold that stock. Employees, officers and directors are required to comply with Amtech Group’s Policy on Insider Trading and Trading in Amtech Securities for Directors, Officers and Employees, copies of which are distributed to all employees, officers and directors and are available from the Company’s Chief Financial Officer. You should contact the Chief Financial Officer with any questions about your ability to buy or sell Amtech Group securities.

Amtech Group’s Policy on Insider Trading and Trading in Amtech Securities for Directors, Officers and Employees is incorporated hereby into this Code and shall be followed. You must also refrain from trading in the stock of other publicly held companies, such as existing or potential customers or suppliers, on the basis of material confidential information obtained in the course of your employment or service as a director.

Payments to Government Personnel; Political Contributions

Amtech Group encourages its personnel to participate in political activities on their own time and at their own expense. Federal law and many state and local laws prohibit corporate contributions to political parties or candidates. Company assets, facilities and resources may not be used for political purposes except in accordance with law and after approval by the Board of Directors.

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer, or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Amtech Group policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

The Chief Financial Officer can provide further guidance to you in these areas. Whenever any doubt exists as to the appropriateness or legality of a particular action or arrangement, it is your responsibility to contact the Chief Financial Officer promptly for assistance, review and/or approval.

Competition

We are dedicated to ethical, fair and vigorous competition. We will sell our products and services based on their merit, quality, functionality and competitiveness. We will make independent pricing and marketing decisions and will not improperly cooperate or coordinate our activities with our competitors. We will not offer or solicit improper payments or gratuities in connection with the purchase of goods or services or the sales of our products or services.

Proprietary Information

It is important that we respect the property rights of others. We will not acquire or seek to acquire by improper means a competitor’s confidential information. We will not engage in unauthorized use, copying, distribution or alteration of any third-party intellectual property.

Selective Disclosure

We will not selectively disclose any material nonpublic information with respect to Amtech Group, business operations, plans, financial condition, results of operations or any development plan. We should be particularly vigilant when making presentations or proposals to customers to ensure that our presentations do not contain material nonpublic information.

Health and Safety

Amtech Group is dedicated to maintaining a healthy and safe environment. Amtech Group believes its employees, officers and directors are entitled to a work environment that is free from safety and health hazards. The sale, purchase, use or possession of weapons or illegal drugs while on Amtech Group premises is strictly prohibited. Employees, officers and directors must abide by all health and safety rules applicable to his or her job.

Avoid Conflicts of Interest

We must avoid any relationship or activity that might impair, or even appear to impair, our ability to make objective and fair decisions. A “conflict of interest” exists when a person’s loyalties or actions are divided between the interests of Amtech Group and those of another, such as a competitor, supplier, customer or personal business. A conflict of interest can arise when an employee, officer or director (or a member of his or her family) takes actions or has interests that may make it difficult to perform his or her work for Amtech Group objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family) receives improper personal benefits as a result of his or her position with Amtech Group. Moreover, the appearance of a conflict of interest alone can adversely affect Amtech Group and its relations with its customers, suppliers and employees. The appearance of a conflict should thus be avoided. We owe a duty to Amtech Group to advance its legitimate interests when the opportunity to do so arises. We must never use our position with Amtech Group or Amtech Group property or information for personal gain.

Whether or not a conflict of interest exists or will exist can be unclear. Employees, officers and directors are expected to use good judgment, to adhere to high ethical standards and to avoid situations that create an actual or potential conflict of interest. Although it would be impossible to describe every situation in which a conflict of interest may arise, the following are examples of situations which may potentially lead to a conflict of interest.

Loans

Loans by Amtech Group to, or guarantees by Amtech Group of obligations of, employees or their family members are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by Amtech Group to, or guarantees by Amtech Group of obligations of, any director or executive officer or their family members are expressly prohibited.

Gifts, Gratuities and Business Courtesies

Amtech Group is committed to competing solely on the merit of our products and services. We should avoid any actions that create a perception that favorable treatment of outside entities by Amtech Group was sought, received or given in exchange for personal business courtesies. We will neither give nor accept business courtesies that constitute, or could reasonably be perceived as constituting, unfair business inducements that would violate law, regulation or policies of Amtech Group customers, or would cause embarrassment or reflect negatively on Amtech Group’s reputation.

Accepting Business Courtesies

Most business courtesies offered to us in the course of our employment are offered because of our positions. We should not feel any entitlement to accept and keep a business courtesy. Although we may not use our position to obtain business courtesies, we may accept unsolicited business courtesies that promote successful working relationships and good will with the firms that Amtech Group maintains or may establish a business relationship with.

Employees who award contracts or who can influence the allocation of business, who create specifications that result in the placement of business or who participate in negotiation of contracts must be particularly careful to avoid actions that create the appearance of favoritism or that may adversely affect the company or its reputation for impartiality and fair dealing.

Meals, Refreshments and Entertainment

We may accept occasional meals, refreshments, entertainment and similar business courtesies that are shared with the person who has offered to pay for the meal or entertainment, provided that:

•	they are not inappropriately lavish or excessive;
•	the courtesies are not frequent and do not reflect a pattern of frequent acceptance of courtesies from the same person or entity;
•	the courtesy does not create the appearance of an attempt to influence business decisions;
•	the employee accepting the business courtesy would not feel uncomfortable discussing the courtesy with his or her manager or co-worker or having the courtesies known by the public.

Gifts

Employees may accept unsolicited gifts, other than money, that conform to the reasonable ethical practices of the marketplace, including:

•	flowers, fruit baskets and other modest presents that commemorate a special occasion;
•	gifts of nominal value, such as calendars, pens, mugs, caps and t-shirts (or other novelty, advertising or promotional items).

Generally, employees may not accept compensation, honoraria or money of any amount from entities with whom Amtech Group does or may do business. Tangible gifts (including tickets to a sporting or entertainment event) that have a market value greater than $250 may not be accepted unless approval is obtained from management.

Offering Business Courtesies

Any employee who offers a business courtesy must assure that it cannot reasonably be interpreted as an attempt to gain an unfair business advantage or otherwise reflect negatively upon Amtech Group. An employee may never use personal funds or resources to do something that cannot be done with Amtech Group resources. Accounting for business courtesies must be done in accordance with approved company procedures.

We may provide nonmonetary gifts to our customers, but not to our government customers for whom special rules apply. Further, management may approve other courtesies, including meals, refreshments or entertainment of reasonable value, provided that:

•	the practice does not violate any law or the standards of conduct of the recipient’s organization;
•	the business courtesy is consistent with industry practice, is infrequent in nature and is not lavish;
•	the business courtesy is properly reflected on the books and records of Amtech Group.

Where to Obtain More Information Regarding Conflicts of Interest

Conflicts of interest should be avoided unless specifically authorized.  Persons other than directors and executive officers who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with, and seek a determination and prior authorization or approval from, their General Manager or the Chief Financial Officer. A General Manager may not authorize or approve conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first providing the Chief Financial Officer with a written description of the activity and seeking the Chief Financial Officer’s written approval. If the General Manager is himself involved in the potential or actual conflict, the matter should instead be discussed directly with the Chief Financial Officer.

Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Audit Committee.

Set Metrics and Report Results Accurately

Accurate Public Disclosures

We will make certain that all disclosures made in financial reports and public documents are full, fair, accurate, timely and understandable. All periodic reports and other documents filed with the SEC, including all financial statements and other financial information, must comply with applicable federal securities laws and SEC rules. This obligation applies to all employees, including all financial executives, with any responsibility for the preparation for such reports. No business goal of any kind is ever an excuse for misrepresenting facts or falsifying records. Each director, officer and employee must cooperate fully with Amtech Group’s accounting and internal audit departments, as well as Amtech Group’s independent public accountants and counsel.

Employees should inform Management and the HR department if they learn that information in any filing or public communication was untrue or misleading at the time it was made or if subsequent information would affect a similar future filing or public communication.

Corporate Recordkeeping

We create, retain and dispose of our company records as part of our normal course of business in compliance with all Amtech Group policies as well as all regulatory and legal requirements.

All corporate records, including financial statements, must be true, accurate and complete, and company data must be promptly and accurately entered in our books in accordance with Amtech Group’s and other applicable accounting principles.

We must not improperly influence, manipulate or mislead any authorized audit, both internal and external, nor interfere with any auditor engaged to perform an audit of Amtech Group’s books, records, returns, processes or internal controls.

Reporting

Each of us is responsible for knowing and adhering to the values and standards set forth in this Code and for raising questions if we are uncertain about company policy, the law or regulations. Actions prohibited by this Code involving directors or executive officers must also be reported to the Audit Committee. If we are concerned whether the standards are being met or are aware of violations of the Code by employees, we must contact the HR department or the Ethics Hotline in the United States at 1-833-940-2879 or www.lighthouse-services.com/amtechsystems under the company name Amtech Systems.

After receiving a report of an alleged prohibited action, the Audit Committee or the Chief Compliance Officer, as applicable, must promptly take all actions necessary to investigate.

Amtech Group takes seriously the standards set forth in the Code, and violations are cause for disciplinary action up to and including termination of employment.  All directors, officers and employees are expected to cooperate in any internal investigation of misconduct.

Enforcement

Amtech Group must ensure prompt and consistent action against violations of this Code. If, after investigating a report of an alleged prohibited action by a director or executive officer, the Audit Committee determines that a violation of this Code has occurred, the Audit Committee will report such determination to the Board of Directors.

If, after investigating a report of an alleged prohibited action by any other person, the Chief Compliance Officer determines that a violation of this Code has occurred, the Chief Compliance Officer will report such determination to the Chief Financial Officer.

Upon receipt of a determination that there has been a violation of this Code, the Board of Directors or the Chief Financial Officer will take such preventative or disciplinary action as it deems appropriate, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

Waiver

Each of the Board of Directors (in the case of a violation by a director or executive officer) and the Chief Financial Officer (in the case of a violation by any other person) may, in its discretion, waive any violation of this Code.

Any waiver for a director or an executive officer shall be disclosed as required by SEC and NASDAQ rules.

Prohibition on Retaliation

Amtech Group does not tolerate acts of retaliation against any director, officer or employee who makes a good faith report of known or suspected acts of misconduct or other violations of this Code.

Be Loyal

Confidential and Proprietary Information

Integral to Amtech Group’s business success is our protection of confidential company information, as well as nonpublic information entrusted to us by employees, customers, suppliers and other current or potential business partners. We will not disclose confidential and nonpublic information without a valid business purpose and proper authorization.

Use of Company Resources

Company resources, including time, material, equipment and information, are provided for company business use. Employees and those who represent Amtech Group are trusted to behave responsibly and use good judgment to conserve company resources. Managers are responsible for the resources assigned to their departments and are empowered to resolve issues concerning their proper use.

Generally, we will not use company equipment in the conduct of an outside business or in support of any religious, political or other outside activity, except for company-requested support to nonprofit organizations. We will not solicit contributions nor distribute non-work-related materials during work hours.

In order to protect the interests of the Amtech Group network and our fellow employees, Amtech Group reserves the right to monitor or review all data and information contained on an employee’s company-issued or connected electronic device, the use of the Internet or intranet, and the use of social media services related to company matters. We will not tolerate the use of company resources to create, access, store, print, solicit or send any materials that are harassing, threatening, abusive, sexually explicit or otherwise offensive or inappropriate.